Exhibit 99.1

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022

VANCOUVER, BC, Nov. 4, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") reports its financial results for the three months ended September 30, 2022.  All figures are expressed in US dollars unless otherwise stated.

FISCAL 2023 Q1 HIGHLIGHTS

  Completed the 2022 resource infill and step-out drill program at the Silver Sand Project's south block with a total of 19,323 metres ("m") in 86 drill holes. Assay results of all drill holes have been received and released through three news releases on September 19, 2022, May 31, 2022, and April 6, 2022, respectively. The completion of the 2022 drill program provided firm support to the project's ongoing mineral resource estimate ("MRE") update and Preliminary Economic Assessment ("PEA"). The PEA is on track for completion by the end of 2022 as planned;
  Advanced the 2022 drill program at the Carangas Silver-Gold Project, a total of 36,012 m in 76 drill holes have been completed to date, of which assay results for 33 drill holes have been received and released through three news releases on October 19, 2022, August 8, 2022, and July 13, 2022, respectively. The assay results continue to intersect a broad, near surface silver horizon measuring approximately 1,000 m long, 800 m wide, and up to 200 m thick, stacked over a broad bulk gold zone;
  Advanced the 6,000 m initial discovery drill program at the Silverstrike Project, a total of 2,030 m in 7 drill holes have been completed to date, of which assay results for the first drill hole has been received and release through news release on September 12, 2022. The assay results intersected broad gold mineralization starting near-surface; and
  Maintained working capital of $20.6 million, sufficient to advance the existing exploration projects and other regional exploration initiatives.

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended September 30, 2022 was $2.09 million or $0.01 per share (three months ended September 30, 2021 – net loss of $1.38 million or $0.01 per share).  The Company's financial results were mainly impacted by the following: (i) operating expenses of $2.06 million compared to $1.60 million in the comparative quarter; (ii) net loss from investments of $0.04 million compared to $0.05 million in the comparative quarter; and (iii) foreign exchange gain of $0.01 million compared to $0.26 million in the comparative quarter.

Operating expenses for the three months ended September 30, 2022 were $2.06 million (three months ended September 30, 2021 - $1.60 million).

Net loss from investments for the three months ended September 30, 2022 was $0.04 million (three months ended September 30, 2021 – $0.05 million).

Foreign exchange gain for the three months ended September 30, 2022 was $0.01 million (three months ended September 30, 2021 – gain of $0.26 million).  The Company holds a portion of cash and short-term investments in USD to support its operations in Bolivia.  Revaluation of these USD-denominated financial assets to their Canadian dollar ("CAD") functional currency equivalents resulted in unrealized foreign exchange gain or loss for the relevant reporting periods.  For the three months ended September 30, 2022, the USD appreciated by 6.4% against the CAD (from 1.2886 to 1.3707) while in the comparative period the USD appreciated by 2.8% against the CAD (from 1.2394 to 1.2741).

Working Capital: As of September 30, 2022, the Company had working capital of $20.6 million.

PROJECT OVERVIEW

SILVER SAND PROJECT

In 2021, the Company completed a drill program of 13,313.7 m in 55 holes.  The 2021 drill program comprised structure orientation drilling, step-out and infill drilling as well as exploration drilling.  Assay results of all drill holes have been received.  Detailed structural logging and assays of the oriented drill cores confirmed previous understanding of the orientation of mineralized structures and resource model which are dominantly striking in the direction of north and northwest and dipping in direction of west at high angles which are also evidenced at surface outcrops and historical underground workings.  Step-out drilling was carried out mainly outside of the major mineralized trends with results indicating the existence of multiple smaller satellite mineralized zones between the major mineralized trends.  For details of the 2021 drill program, please refer to the Company's news release dated April 6, 2022.

In 2022, the Company commenced a resource infill drilling and step-out drilling program at the Silver Sand south block.  The resource infill drilling aims to improve the confidence in the continuity of mineralization in the core area of the project and upgrade resource categories, while the step-out drilling is designed to test the extension of the mineralized zones up and down dip as well as on strike.  The results of the infill and step-out drilling will be included in the MRE and will be incorporated into the PEA expected to be completed by the end of 2022.  As of the date of this news release, a total of 19,323 m in 86 drill holes have been completed and assay results for all drill holes have been received.  For details of the 2022 drill program, please refer to the Company's news releases dated September 19, 2022, May 31, 2022, and April 6, 2022.

For the three months ended September 30, 2022, total expenditures of $2.50 million (three months ended September 30, 2021 - $2.21 million) were capitalized under the project.

CARANGAS PROJECT

In 2021, the Company completed an initial discovery drill program of 13,209 m in 35 drill holes.  Assay results of all drill holes have been received.  Results from the 2021 discovery drill program confirmed the broad silver-rich polymetallic mineralization near surface and intersected a wide zone of gold mineralization below it.  For details of the 2021 discovery drill program, please refer to the Company's news releases dated May 17, 2022, February 23, 2022, and February 10, 2022.

Following the success of the 2021 discovery drill program, the Company has commenced a 2022 resource definition drill program with a planned meterage of up to 40,000 m if ongoing drill results continue to be encouraging.  As of the date of this news release, a total of 36,012 m in 76 drill holes have been completed, of which assay results of 33 drill holes have been received.  The assay results continue to intersect a broad, near surface silver horizon measuring approximately 1,000 m long, 800 m wide, and up to 200 m thick, stacked over a broad bulk gold zone.  For details of the 2022 drill program, please refer to the Company's news releases dated October 19, 2022, August 8, 2022, and July 13, 2022.

For the three months ended September 30, 2022, total expenditures of $2.98 million (three months ended September 30, 2021 - $0.55 million) were capitalized under the project.

SILVERSTRIKE PROJECT

In 2022, the Company commenced a 6,000 m initial discovery drill program at the Silverstrike Project.  As of the date of this news release, a total of 2,030 m in 7 drill holes have been completed, of which assay results of the first drill hole have been received.  The assay results intersected broad gold mineralization starting near surface.  For details of the initial discovery drill program, please refer to the Company's news release dated September 12, 2022.

For the three months ended September 30, 2022, total expenditures of $0.44 million (three months ended September 30, 2021 - $0.001 million) were capitalized under the project.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company's Management Discussion and Analysis ("MD&A") and the unaudited condensed consolidated interim financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company's profile on SEDAR at www.sedar.com,on EDGAR at www.sec.gov and on the Company's website at www.newpacificmetals.com.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Resources ("NI 43-101"). The Qualified Person has verified the information disclosed herein and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is expected to deliver a new Mineral Resource Estimate Update and a PEA by the end of 2022.  The recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program.  The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m discovery drill program in June 2022 and discovered a near surface broad gold zone in its first hole drilled.

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

For further information, please contact:

New Pacific Metals Corp. Investor Relations
Phone: (604) 633-1368
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
www.newpacificmetals.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with the Corporacion Minera de Bolivia ("COMIBOL") by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.  Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the U.S. Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:15e 04-NOV-22